SCHEDULE 13G
                    Under the Securities Exchange Act of 1934


                           Consolidated Graphics, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    209341106
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                                 (CUSIP Number)

                                January 29, 2001
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[  ]    Rule 13d-1(b)
[ X ]   Rule 13d-1(c)
[  ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 209341106
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       1.  Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).

           Classic Fund Management Aktiengesellschaft, FL-9490 Vaduz, Principality of Liechtenstein
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       2.  Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)
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           (b)
              -----------------------------------------------------------
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       3.  SEC Use Only
           ..............................................................
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       4.  Citizenship or Place of Organization

           Vaduz, Principality of Liechtenstein

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           Number of shares beneficially owned
           By each reporting person with:
           5. Sole Voting Power            678,000 **see note 1**
           6. Shared Voting Power          -0-
           7. Sole Dispositive Power       678,000 **see note 1**
           8. Shared Dispositive Power     -0-

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       9.  Aggregate Amount Beneficially Owned by Each Reporting Person
           678,000 **see note 1**

       10. Check if the Aggregate Amount in Row (11) Excludes Certain
           Shares (See Instructions)..............
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       11. Percent of Class Represented by Amount in Row (11)   5.21 %

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       12. Type of Reporting Person (See Instructions)

           IA, Investment Adviser (Fund Manager)



Item 1.
          (a)   Name of Issuer

                Consolidated Graphics, Inc.

          (b)   Address of Issuer's Principal Executive Offices

                5858 Westheimer Road
                Suite 200
                Houston, Texas 77057

Item 2.
          (a)   Name of Person Filing

                Classic Fund Management Aktiengesellschaft

          (b)   Address of Principal Business Office or, if none, Residence

                Pflugstrasse 20
                FL-9490 Vaduz
                Principality of Liechtenstein

          (c)   Citizenship

                Liechtenstein

          (d)   Title of Class of Securities

                Common Stock

          (e)   CUSIP Number

                209341106


Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          (a)   [  ]    Broker or dealer registered under section 15 of the Act
                        (15 U.S.C. 78o).
          (b)   [  ]    Bank as defined in section 3(a)(6) of the Act (15
                        U.S.C. 78c).
          (c)   [  ]    Insurance company as defined in section 3(a)(19) of the
                        Act (15 U.S.C. 78c).
          (d)   [  ]    Investment company registered under section 8 of the
                        Investment Company Act of 1940 (15 U.S.C 80a-8).
          (e)   [  ]    An investment adviser in accordance with
                        Section 240.13d-1(b)(1)(ii)(E);
          (f)   [  ]    An employee benefit plan or endowment fund in
                        accordance with Section 240.13d-1(b)(1)(ii)(F);
          (g)   [  ]    A parent holding company or control person in
                        accordance with Section 240.13d-1(b)(1)(ii)(G);
          (h)   [  ]    A savings associations as defined in Section 3(b) of
                        the Federal Deposit Insurance Act (12 U.S.C. 1813);
          (i)   [  ]    A church plan that is excluded from the definition of an
                        investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C.

                        80a-3);
          (j)   [  ]    Group, in accordance with Section 240.13d-1(b)(1)(ii)
                        (J).


Item 4.   Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)   Amount beneficially owned: 678,000 **see note 1**

          (b)   Percent of class: 5.21%

          (c)   Number of shares as to which the person has:

                (i)     Sole power to vote or to direct the vote: 678,000 **see
                        note 1**

                (ii)    Shared power to vote or to direct the vote: None

                (iii)   Sole power to dispose or to direct the disposition of:
                        678,000 **see note 1**

                (iv) Shared power to dispose or to direct the disposition of: None


** Note 1 **

Classic Fund Management Aktiengesellschaft, Vaduz ("Classic Fund Management"), an investment advisor incorporated in the Principality of Liechtenstein, is the trustee of two mutual funds (the "Funds") domiciled in the Principality of Liechtenstein. In its role as trustee, Classic Fund Management possesses voting and/or investment power over the securities of the Issuer described in this schedule that are owned by the Funds. All securities reported in this schedule are owned by the Funds. Classic Fund Management disclaims beneficial ownership of such securities.


Item 5.   Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6. Ownership of More than Five Percent on Behalf of Another Person.
If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

All securities reported in this schedule are owned by the mutual funds of which Classic Fund Management Aktiengesellschaft, Vaduz ("Classic Fund Management") is the trustee. Classic Fund Management disclaims beneficial ownership of all such securities.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.
            NOT APPLICABLE


Item 8. Identification and Classification of Members of the Group If a group has filed this schedule pursuant to Section 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Section 240.13d-1(c) or Section 240.13d-1(d), attach an exhibit stating the identity of each member of the group.
            NOT APPLICABLE


Item 9.   Notice of Dissolution of Group
Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.
            NOT APPLICABLE


Item 10.  Certification

                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                      SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                       March 12, 2001
                                             -----------------------------------
                                                            Date

                                                      /s/ Erich Muller
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                                                         Signature

                                                   Erich Muller / Officer
                                             -----------------------------------
                                                         Name/Title